EXECUTION VERSION

THIS FOURTH AMENDMENT AGREEMENT is effective from and dated as of the 4th day of November, 2008.

B E T W E E N:

CANWEST MEDIA INC.
a corporation amalgamated under the laws of Manitoba
as Borrower

- and -

THE GUARANTORS FROM TIME TO TIME PARTY
TO THE CREDIT AGREEMENT
as Guarantors

- and -

THE LENDERS FROM TIME TO TIME PARTY
TO THE CREDIT AGREEMENT
as Lenders

- and -

THE BANK OF NOVA SCOTIA
a bank to which the Bank Act (Canada) applies,
in its capacity as administrative agent hereunder
as Administrative Agent

RECITALS:

A.
The Borrower, certain of the Guarantors, the Agent and the Lenders are parties to a Credit Agreement dated as of October 13, 2005, as amended by a First Amendment Agreement (the "First Amendment Agreement") dated as of February 15, 2006, a Second Amendment Agreement (the "Second Amendment Agreement") dated as of April 30, 2007 and a Third Amendment Agreement (the "Third Amendment Agreement") dated as of July 31, 2007 (as so amended, the "Existing Credit Agreement").

B.
The Borrower and the Lenders have agreed to certain amendments to the terms and conditions in the Existing Credit Agreement and the parties are entering into this Fourth Amendment Agreement to give effect thereto and to the other matters set forth herein.

NOW THEREFORE in consideration of the premises and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

Fourth Amendment Agreement

Section 1 - Amendment to Definitions

(a) Section 1.1.21 of the Existing Credit Agreement is deleted and replaced with the following provision:

1.1.21	"Borrower" means Canwest Media Inc. (formerly known as CanWest MediaWorks Inc.), a corporation amalgamated under The Corporations Act (Manitoba), its successors and permitted assigns.

(b) Section 1.1.29 of the Existing Credit Agreement is deleted and replaced with the following provision:

1.1.29	"CanWest GP" means Canwest (Canada) Inc. (formerly known as CanWest MediaWorks (Canada) Inc.)

(c) Section 1.1.30 of the Existing Credit Agreement is deleted and replaced with the following provision:

1.1.30	"CanWest LP" means Canwest Limited Partnership (formerly known as CanWest MediaWorks Limited Partnership).

(d) Section 1.1.31 of the Existing Credit Agreement is deleted and replaced with the following provision:

1.1.31
"CanWest Fund Entities" means, collectively, CanWest LP, CanWest GP, Canwest Publishing Inc. (formerly known as CanWest MediaWorks Publications Inc.), Canwest Books Inc. (formerly known as CanWest Books Inc.), and any other present or future Subsidiary of any of the foregoing, and their successors and assigns, and "CanWest Fund Entity" means any one of them.

(e) Section 1.1.82 of the Existing Credit Agreement is deleted and replaced with the following provision:

1.1.82	"Global Group Entities" means the Obligors and the Excluded Global Group Entities, and "Global Group Entity" means any one of them but does not include any CanWest Fund Entity.

(f) Section 1.1.111 of the Existing Credit Agreement is deleted and replaced with the following provision:

1.1.111
"Market Value of Public Equity" means the aggregate of the Current Market Price of publicly traded voting Capital Stock of Ten Network Holdings Limited owned by a Global Group Entity and pledged in favour of the Collateral Agent pursuant to the Security in compliance with all applicable foreign ownership restrictions.

Fourth Amendment Agreement

(g)  Section 1.1.117 of the Existing Credit Agreement is deleted and replaced with the following provision:

1.1.117	"Net Cash Proceeds" means:

(a)
in connection with any sale, transfer or other disposition of Property to a Person that is not an Obligor, the proceeds thereof in the form of cash and readily marketable cash equivalents of such sale, transfer or disposition net of (i) reasonable legal fees, accountant's fees and investment banking fees, (ii) amounts required to be applied to the repayment of Debt secured by a Permitted Encumbrance ranking in priority to the Security on the Property which is the subject of the sale, transfer or other disposition, (iii) reasonable arms length real estate agents' fees, brokers' fees, and similar fees and customary expenses actually incurred in connection with the sale, transfer or other disposition, (iv) the amount of any reasonable reserve required to be established in accordance with GAAP against any liabilities (other than Taxes deducted pursuant to clause (v) below) (x) associated with the Property which is the subject of the sale, transfer or other disposition, and (y) retained by the Borrower, provided that the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any liability) shall be deemed to be Net Cash Proceeds of the sale, transfer or other disposition, received on the date of such reduction, and (v) Taxes paid or reasonably estimated to be payable as a result thereof (For the avoidance of doubt, in the case of asset swaps with Arm's Length Persons, the Net Cash Proceeds shall include only the portion of proceeds received in the form of cash and readily marketable cash equivalents); and

(b)
in connection with any issuance of Debt to a Person that is not an Obligor, the cash proceeds received from such issuance, net of reasonable legal fees, investment banking fees, accountants' fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection therewith.

(h) Section 1.1.136 of the Existing Credit Agreement is deleted and replaced with the following provision:

1.1.136
"Permitted Distribution" means a Distribution made by a Global Group Entity which is received by another Global Group Entity, including a Distribution made by the Borrower which is received by CanWest, provided however that a Distribution shall be a

Permitted Distribution only if no Default shall have occurred and be continuing or would occur as a result of the Distribution.

(i) The preamble of Section 1.1.138 (definition of "Permitted Investment") of the Existing Credit Agreement is deleted and replaced with the following provision:

1.1.138
"Permitted Investment" means (x) an Investment made by an Obligor in another Obligor, (y) an Investment made by an Obligor in any non wholly-owned Subsidiary to satisfy obligations under existing contracts or to comply with regulatory requirements under Applicable Law, up to a maximum amount not to exceed Cdn. $3,000,000 in the aggregate over the term of the Credit, and (z) an Investment in the Communications Business between October 13, 2005 and October 31, 2008, in each case, at a time when no Default has occurred and is continuing or would result from any such Investment and, in the case of an Investment referred to in clause (z) of this Section 1.1.138:

(j) Section 1.1.140(f) (definition of "Permitted Pari Passu Debt") of the Existing Credit Agreement is deleted and replaced with the following provision:

1.1.140(f)	the proceeds of such Debt are used to repay the Credit.

(k) Section 1.1.141(f) (definition of "Permitted Subordinated Debt") of the Existing Credit Agreement is deleted and replaced with the following provision:

1.1.141(f)	the Net Cash Proceeds of such Debt are used to repay the Credit or refinance the Senior Subordinated Notes.

Section 2 – Amendment to the Credit

(a) Section 2.1(1) of the Existing Credit Agreement is deleted and replaced with the following provision:

2.1(1)
Upon and subject to the terms and conditions of this Agreement, the Lenders severally agree to provide to the Borrower a credit facility (the "Credit") for the use of the Borrower in the amount of up to Cdn. $300,000,000 or the Equivalent Amount in US Dollars (provided that each Lender's obligation hereunder shall be limited to its respective Applicable Percentage of the Credit).

(b) Section 2.3 of the Existing Credit Agreement is deleted and replaced with the following provision:

2.3	Use of the Credit

The Credit shall be used (i) for general corporate purposes, including Permitted Investments of the Borrower made between October 13, 2005 and October 31, 2008 (but, other than as set out in clause (iii), specifically excluding any repayment or refinancing of any Permitted Pari Passu Debt, Permitted Subordinated Debt or Senior Subordinated Notes), (ii) to partially fund the repayment in full and cancellation of the Existing Credit Facilities, bonds and hedging arrangements of the Borrower and costs associated with the Implementation Transactions, (iii) to partially fund the repayment of the 10 5/8% Senior Subordinated Debentures due 2011 and the 7 5/8% Senior Notes due 2013 up to an aggregate maximum of $25,000,000.

(c) Section 2.5(1) of the Existing Credit Agreement is deleted and replaced with the following provision:

2.5(1)	The Credit (and Advances outstanding thereunder) shall be permanently reduced:

(a)
by 100% of the amount of all Net Cash Proceeds of Permitted Pari Passu Debt and Permitted Subordinated Debt issued or incurred by the Borrower other than any Permitted Subordinated Debt which is used to refinance the Senior Subordinated Notes;

(b)	by:

(i)
100% of the cash portion of any special distribution made by Ten Network Holdings Limited ("Ten Special Distribution") to its shareholders received by any Global Group Entity (less the amount of Taxes paid or reasonably estimated to be payable as a result thereof); and

(ii)	100% of the amount of all Net Cash Proceeds of any sale, transfer or other disposition by any one or more of the Global Group Entities of Equity in:

(A)	Ten Network Holdings Limited, which is equal to or less than 15% of the aggregate Equity owned by all Global Group Entities in Ten Network Holdings Limited, or

(B)	CanWest LP, which is equal to or less than 15% of the aggregate Equity owned by all Global Group Entities in CanWest LP,

provided however, that (Y) the amount of the Credit shall not be reduced below Cdn. $175,000,000, and (Z) the Total Leverage Ratio required to be maintained by the Borrower pursuant to Section 7.1(1) at each relevant date thereafter shall be immediately reduced to a level that is not greater than 0.50 (rounded up, if necessary, to the nearest 0.25) greater than the Pro Forma Projections (as defined below);

(c)
by 100% of the amount of all Net Cash Proceeds of any sale, transfer or other disposition by any one or more of the Global Group Entities (whether in a single transaction or a series of transactions) of Equity in:

(i)	Ten Network Holdings Limited, which exceeds 15% of the aggregate Equity owned by all Global Group Entities in Ten Network Holdings Limited, or

(ii)	CanWest LP, which exceeds 15% of the aggregate Equity owned by all Global Group Entities in CanWest LP;

provided however, that (Y) the amount of the Credit shall be reduced to a level to be determined by all of the Lenders at or immediately prior to such time, and (Z) the Total Leverage Ratio and the other financial covenants required to be maintained by the Borrower for all periods thereafter in Section 7.1 shall be revised as determined by the Required Lenders at or immediately prior to such time; and

(d)
by 100% of the amount of all Net Cash Proceeds of any sale, transfer or other disposition by any Global Group Entity of any of its Property (including Capital Stock of other Persons), other than those referred to in Sections 2.5(1)(b) and 2.5(1)(c), provided however, that the amount of the Credit shall not be reduced below Cdn. $175,000,000.

Such reductions to the Credit shall constitute permanent reductions of the amount available under the Credit.  Each of the foregoing reductions of the Credit (and repayment of Advances outstanding hereunder) shall be made within five Business Days of receipt of such Net Cash Proceeds or Ten Special Distribution.  For purposes of this Section 2.5(1), "Pro Forma Projections" means the pro forma projections provided by the Borrower to the Agent and the Lenders in contemplation of such sale, transfer or other disposition and which are accepted by the Required Lenders, acting reasonably.

(d) Section 2.6(1) of the Existing Credit Agreement is deleted and replaced with the following provision:

2.6(1)	Interest rates, Banker's Acceptance Fees, L/C commissions and Standby Fees will vary and be calculated based on the Total Leverage Ratio as follows:

Total Leverage Ratio	Applicable Margin for Prime Rate Advances and Base Rate Advances (% per annum)	BA Fees, L/C Commissions and Applicable Margin for LIBOR Advances (% per annum)	Standby Fee (% per annum)
Greater than 6.50 to 1	5.75%	6.75%	2.00%
Less than or equal to 6.50 to 1 but greater than 6.00 to 1	5.25%	6.25%	1.90%
Less than or equal to 6.00 to 1 but greater than 5.50 to 1	4.75%	5.75%	1.75%
Less than or equal to 5.50 to 1 but greater than 5.00 to 1	4.25%	5.25%	1.60%
Less than or equal to 5.00 to 1 but greater than 4.50 to 1	4.00%	5.00%	1.50%
Less than or equal to 4.50 to 1	3.75%	4.75%	1.45%

Section 3 – Amendment to Security

(a) Section 3.1(1)(h) of the Existing Credit Agreement is deleted and replaced with the following provision:

3.1(1)(h)
subject to Section 3.1(3), a first-ranking securities pledge agreement made by each Obligor in favour of the Collateral Agent of all Equity and Debt of Persons other than a Global Group Entity that is owned by any Obligor from time to time and acquired pursuant to a Permitted Investment, including without limitation, a pledge by the Borrower of the Capital Stock of CanWest GP, CanWest LP and Ten Network Holdings Limited;

(b) Section 3.1(2) of the Existing Credit Agreement is deleted and replaced with the following provision:

3.1(2)
The net income of any Person shall only be included in EBITDA if such Person is, or shall have become, a party to this Agreement by delivery of an agreement in the form of Schedule B and has delivered a guarantee and the Security contemplated hereby and become a party to the Collateral Agency Agreement, as guarantor.  In addition, the Borrower shall give prompt written notice to the Agent of, and shall cause each Person that is or becomes a wholly-owned Subsidiary of any Global Group Entity (but excluding, for greater certainty, any CanWest Fund Entity) as a result of a Permitted Investment (other than any Inactive Subsidiary or Excluded Global Group Entity) to become a party to this Agreement by delivery of an agreement in the form of Schedule B

Fourth Amendment Agreement

and deliver a guarantee and the Security contemplated hereby and become a party to the Collateral Agency Agreement, as guarantor.  The applicable Global Group Entities shall also deliver or cause the delivery of a pledge of all of the Equity and Debt of each new Guarantor owned by such Global Group Entity as part of the Security and cause the delivery of such legal opinions and other supporting documents as the Agent may reasonably require.

Section 4 – Amendment to Financial Covenants

(a) Section 7.1(1) of the Existing Credit Agreement is deleted and replaced with the following provision:

7.1(1)
The Borrower shall have at Closing (after consummation of and giving effect to the Implementation Transactions) and shall at all times during the applicable time periods noted below maintain a Total Leverage Ratio of not greater than the applicable ratio set forth below:

Periods Ending	Total Leverage Ratio
From 30 November 2005 to 31 May 2006	6.00 to 1.00
From 1 June 2006 to 29 November 2007	6.25 to 1.00
From 30 November 2007 to 28 February 2008	6.00 to 1.00
From 29 February 2008 to 30 May 2008	5.50 to 1.00
From 31 May 2008 to 31 August 2008	5.00 to 1.00
From 1 September 2008 to 30 November 2008	5.25 to 1.00
From 1 December 2008 to 28 February 2009	5.75 to 1.00
From 1 March 2009 to 31 May 2009	6.50 to 1.00
From 1 June 2009 to 27 February 2010	6.75 to 1.00
From 28 February 2010 to 30 May 2010	6.00 to 1.00
From 31 May 2010 to 30 August 2010	5.75 to 1.00
31 August 2010 and thereafter	5.25 to 1.00

Fourth Amendment Agreement

(b) Section 7.1(2) of the Existing Credit Agreement is deleted and replaced with the following provision:

7.1(2)
The Borrower shall have at Closing (after consummation of and giving effect to the Implementation Transactions) and shall at all times during the applicable time periods noted below maintain a Senior Secured Leverage Ratio of not greater than the applicable ratio set forth below:

Periods Ending	Senior Secured Leverage Ratio
From 30 November 2005 to 30 August 2008	3.00 to 1.00
31 August 2008 and thereafter	2.00 to 1.00

(c) Section 7.1(3) of the Existing Credit Agreement is deleted and replaced with the following provision:

7.1(3)
The Borrower shall have at Closing (after consummation of and giving effect to the Implementation Transactions) and shall at all times during the applicable time periods noted below maintain an Interest Coverage Ratio of not less than the applicable ratio set forth below:

Periods Ending	Interest Coverage Ratio
From 30 November 2005 to 31 May 2006	2.50 to 1.00
From 1 June 2006 to 30 November 2006	2.00 to 1.00
From 1 December 2006 to 28 February 2008	1.75 to 1.00
From 29 February 2008 to 30 November 2008	2.00 to 1.00
From 1 December 2008 to 28 February 2009	1.75 to 1.00
From 1 March 2009 to 27 February 2010	1.5 to 1.00
28 February 2010 and thereafter	1.75 to 1.00

Fourth Amendment Agreement

Section 5 – Amendments to Positive Covenants

(c) Section 7.2(1)(i) of the Existing Credit Agreement is deleted and replaced with the following provision:

7.2(1)(i)
In the event that, at any time after October 31, 2008, the average of the aggregate amounts owed by the Global Group Entities to any counterparties (calculated on a mark-to-market basis) under all Swap Transactions to which any Global Group Entity is a party as at the close of business in Toronto during the immediately preceding five (5) consecutive Business Days exceeds Cdn. $400,000,000 (or the equivalent thereof in any other currencies), each Global Group Entity shall within three Business Days reprice or terminate such arrangements or take such other action acceptable to the Required Lenders so that such aggregate mark-to-market exposure is reduced to an aggregate amount not in excess of Cdn. $360,000,000.

Section 6 – Amendments to Negative Covenants

(a) Section 7.4(1)(f) of the Existing Credit Agreement is deleted and replaced with the following provision:

7.4(1)(f)
enter into any transaction which would result in, or otherwise cause or permit any action or series of actions which would result in, any Person, or group of Persons acting in concert, other than the Borrower or another Obligor, owning sufficient Capital Stock to appoint the majority of the directors, trustees, managing partners or similar officials having day-to-day operational control of any of the CanWest Fund Entities; or

(b) Section 7.4(4)(b) of the Existing Credit Agreement is deleted and replaced with the following provision:

7.4(4)(b)
make any Investments except for (i) the guarantees given as part of the Security, and (ii) provided no Default has occurred and is continuing or would result therefrom, (x) Permitted Investments made between October 13, 2005 and October 31, 2008, (y) investments made by an Obligor in the Borrower or in another Obligor which is a wholly owned Subsidiary of the Borrower, which Investments are, to the extent required in Section 3.1, pledged and delivered to the Collateral Agent, and (z) the guarantees referred to in Section 1.1.139(k);

(c) Section 7.4(4)(c) of the Existing Credit Agreement is deleted and replaced with the following provision:

7.4(4)(c)	have any Subsidiaries or hold or acquire Equity or other securities of any other Person other than another Global Group Entity, or become a partner in any partnership (general or limited) or a co-venturer in any joint venture other than (i) Non-Group Persons existing at the date of this Agreement, (ii) any Person acquired, established or resulting from a Permitted Investment completed prior to October 31, 2008 in respect of which there has been delivered, as applicable, the guarantees, Security and related documentation pursuant to Section 3.1, and (iii) resulting from any merger, amalgamation, consolidation, corporate reorganization or other transaction among Global Group Entities permitted in Section 7.4(5)(a);

Section 7– Amendment to Events of Default

(a) Section 8.1(g) of the Existing Credit Agreement is deleted and replaced with the following provision:

8.1(g)
(i) any Global Group Entity defaults, or (ii) any of the CanWest Fund Entities or Ten Network Holdings Limited or any of their respective Affiliates defaults (to the extent that such default would result in a breach of the financial covenants pursuant to Section 7.1, as determined by the Required Lenders, acting reasonably on a projected pro forma basis), under one or more agreements or instruments relating to its Debt or any Swap Transactions or permits any other event to occur and to continue without being waived or cured after any applicable grace period specified in such agreements or instruments, if the effect of one or more of such events is to accelerate, or to permit the acceleration of, the date on which Debt (or Swap Transactions) in an aggregate amount of Cdn. $25,000,000 or more becomes due (whether or not such acceleration actually occurs) or a Global Group Entity fails to pay any Debt in an aggregate principal amount of Cdn. $25,000,000 when due, or an Acceleration Notice and Direction (as such term is defined in the Collateral Agency Agreement) is delivered to the Collateral Agent in accordance with the Collateral Agency Agreement; or

(b) Section 8.1(s) of the Existing Credit Agreement is deleted and replaced with the following provision:

8.1(s)
(i) cash distributions from Non-Group Persons, including any CanWest Fund Entity and Ten Network Holdings Limited or any of their respective Affiliates are restricted from being paid to the Borrower, or (ii) there is a material change in a Non-Group Person's distribution policies, or (iii) if there occurs a change in Applicable Law related to the trading of the Equity or ownership restrictions on the Equity of Ten Network Holdings Limited or its Affiliates that would result in a breach of the financial covenants contained in Section 7.1, determined by the Required Lenders, acting reasonably, on a projected pro forma basis; or

Section 8 – Amendment to Schedule E of Existing Credit Agreement

Schedule E to the Existing Credit Agreement is deleted and replaced by Schedule E to this Fourth Amendment Agreement.

Section 9 – Conditions Precedent to Effectiveness of this Fourth Amendment Agreement

This Fourth Amendment Agreement shall become binding on the Lenders only upon satisfaction of the following conditions precedent:

(a)	execution and delivery of this Fourth Amendment Agreement by the Borrower and each of the other Obligors;

(b)	execution and delivery of this Fourth Amendment Agreement by the Lenders in accordance with Section 9.2 of the Existing Credit Agreement;

(c)	no Event of Default or Pending Event of Default having occurred and being continuing as at the date of satisfaction of all of the foregoing conditions precedent;

(d)
the Agent having received an amendment fee equal to 0.50% of the reduced amount of the Lender's Commitment (as specified in Schedule E) of those Lenders who have executed and delivered this Fourth Amendment Agreement;

(e)
the Agent having received the favourable opinions of counsel to the Borrower and such of the other Obligors as it may reasonably require, in relation to the enforceability of this Fourth Amendment Agreement and the documentation contemplated hereby; and

(f)
the Agent having received such corporate resolutions, incumbency and other certificates of each of the Borrower and the other Obligors as the Agent may reasonably request in connection with this Fourth Amendment Agreement and the transactions contemplated hereby.

Section 10 – Representations and Warranties

Each of the Obligors represents and warrants to the Agent and Lenders as follows:

(a)
the execution, delivery and performance by it of this Fourth Amendment Agreement (i) have been duly authorized by all necessary corporate or partnership action on its part, and (ii) do not and will not violate its Constating Documents, any Applicable Law, any Permit or any Contract to which it is a party;

(b)
this Fourth Amendment Agreement constitutes a legal, valid and binding obligation of each of the Obligors enforceable against it in accordance with its terms, subject to the availability of equitable remedies and the effect of bankruptcy, insolvency and similar laws affecting the rights of creditors generally;

(c)
the representations and warranties made by it in the Credit Agreement, other than those expressly stated to be made as of a specific date, are true and correct as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof;

(d)
after giving effect to this Fourth Amendment Agreement, no Event of Default or Pending Event of Default has occurred which is continuing on the date hereof or will occur as a result of entering into this Fourth Amendment Agreement or the observance or performance of its obligations hereunder; and

(e)
none of (i) the execution, delivery or performance of this Fourth Amendment Agreement, or (ii) the entering into or performance of any of the transactions contemplated by this Fourth Amendment Agreement, breach, cause or result in a default under the Senior Subordinated Note Indenture or result in the Borrower being required to deliver or cause to be delivered equal and rateable security pursuant to the Senior Subordinated Note Indenture.

Section 11 – Loan Document

Each of the Obligors acknowledges that this Fourth Amendment Agreement is a Loan Document and that all of its representations and warranties concerning Loan Documents that are contained in the Existing Credit Agreement apply to this Fourth Amendment Agreement and are deemed to be repeated on its execution of this Fourth Amendment Agreement as if set out in full in this Fourth Amendment Agreement.

Section 12 – Continuing Effect of Existing Credit Agreement

Except as amended by this Fourth Amendment Agreement, the Existing Credit Agreement shall remain in full force and effect, without amendment, and is hereby ratified and confirmed. Without in any way limiting the terms of the Existing Credit Agreement or any other Loan Document, each Obligor confirms that the Security made or granted by it pursuant to the Existing Credit Agreement remains in full force and effect notwithstanding the amendments to the Existing Credit Agreement contained herein and that such Security shall continue to secure all of the debts, liabilities and obligations described in Section 3.2 of the Existing Credit Agreement, including but not limited to those debts, liabilities and obligations arising as a result of this Fourth Amendment Agreement.  In addition, all of the Loan Documents shall continue in full force and effect in accordance with their respective terms and are hereby ratified and confirmed in all respects.

Section 13 – Further Assurances

Each Obligor shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the Agent may require from time to time for the purposes of giving effect to this Fourth Amendment Agreement and shall use reasonable efforts and take all such steps as may be within its power to implement, to the full extent, the provisions of this Fourth Amendment Agreement.

Section 14 – Counterparts and Facsimile

This Fourth Amendment Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.  For the purposes of this Section, the delivery of a facsimile copy of an executed counterpart of this Fourth Amendment Agreement shall be deemed to be valid execution and delivery thereof.

Section 15 – Governing Law

The parties agree that this Fourth Amendment Agreement shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

Section 16 – Interpretation

Capitalized terms used herein, unless otherwise defined or indicated herein, have the respective meanings defined in the Existing Credit Agreement.  This Fourth Amendment Agreement and the Existing Credit Agreement shall be read together and have effect so far as practicable as though the provisions thereof and the relevant provisions hereof are contained in one document.

Section 17 – Effective Date

This Fourth Amendment Agreement shall be effective as of November 4, 2008 and may be referred to as being dated as of November 4, 2008, notwithstanding the actual date of execution by the parties hereto as set forth on their respective signing pages.

[EXECUTION PAGES FOLLOW]

Fourth Amendment Agreement

SCHEDULE E
APPLICABLE PERCENTAGES OF LENDERS

[see references in Section 1.1]

Lender	Commitment	Applicable Percentage
The Bank of Nova Scotia	$81,169,000	27.1%
Royal Bank of Canada	$77,471,350	25.8%
Canadian Imperial Bank of Commerce	$52,897,450	17.6%
Bank of Montreal	$52,897,450	17.6%
The Toronto-Dominion Bank	$33,064,750	11.0%
GE Canada Finance Holding Company	$2,500,000	0.8%
	$300,000,000	100%

Fourth Amendment Agreement